EXHIBIT 1
ZACKS VOTING TRUST
TERMINATION AGREEMENT
     This Agreement is made to be effective on April 14, 2007, by and between Gordon Zacks, individually and as sole voting trustee of the Zacks Voting Trust, and The Huntington National Bank (the “Depositary”).
WITNESSETH:
     WHEREAS, certain shareholders of R.G. Barry Corporation, an Ohio corporation (the “Company”), and the Depositary entered into a Voting Trust Agreement on October 29, 1974 creating the Zacks-Streim Voting Trust (the “Voting Trust”); and
     WHEREAS, the aforesaid Voting Trust Agreement was amended on March 9, 1985 and in July 1992 (the Voting Trust Agreement, with all amendments thereto, being herein referred to as the “Agreement”);
     WHEREAS, a total of 585,056 common shares of the Company are currently deposited in the Voting Trust (the “Voting Trust Shares”), and are held by the Depositary pursuant to the Agreement; and
     WHEREAS, Gordon Zacks is currently the voting trustee under the Voting Trust and holds a voting trust certificate for, and is the beneficial owner of, 137,930 of the Voting Trust Shares; and
     WHEREAS, 447,126 of the Voting Trust Shares are currently represented by a voting trust certificate in the name of Florence Zacks Melton, as Trustee under a trust (the “Aaron Zacks Trust”) created by the will of Aaron Zacks (the “Aaron Zacks Trust Shares”); and
     WHEREAS, by reason of an Order dated June 18, 1997, the Franklin County Probate Court divided the Aaron Zacks Trust into certain subtrusts and allocated all of the Aaron Zacks Trust Shares to the GZ Trust, but a new voting trust certificate was not issued to the GZ Trust; and
     WHEREAS, as a result of the death of Florence Zacks Melton, the Aaron Zacks Trust Shares owned by the GZ Trust pass outright to Gordon Zacks so that Gordon Zacks is now the beneficial owner of all the Voting Trust Shares; and
     WHEREAS, Gordon Zacks, as the voting trustee under the Voting Trust and as the beneficial owner of all of the Voting Trust Shares, desires to terminate the

Agreement and the Voting Trust, and to have record ownership of the Voting Trust Shares transferred to him, individually; and
     WHEREAS, pursuant to the request of Gordon Zacks, as the voting trustee and the beneficial owner of the Voting Trust Shares, the Depositary is willing to terminate the Agreement and transfer record ownership of the Voting Trust Shares to Gordon Zacks;
     NOW, THEREFORE, in consideration of the premises and of their mutual covenants and agreements, the parties hereto intending to be legally bound hereby agree as follows:
     1. The Agreement is hereby terminated, effective immediately.
     2. The Depositary shall deliver to Gordon Zacks, individually, one or more share certificates evidencing the Voting Trust Shares. The certificate or certificates for the Voting Trust Shares shall be duly endorsed by the Depositary for transfer to Gordon Zacks, with all signature guarantees as may be required by the Company’s transfer agent for transfer of the Voting Trust Shares.
     3. The voting trust certificates evidencing the Voting Trust Shares are hereby cancelled.
     4. Gordon Zacks hereby represents to the Depositary that he is the sole beneficial owner of the Voting Trust Shares and the voting trustee under the Voting Trust, and has the authority to direct the Depositary to terminate the Agreement.
     IN WITNESS WHEREOF, this Termination Agreement has been executed by or on behalf of the parties hereto to be effective as of the date first above written.
THE HUNTINGTON NATIONAL BANK

By	/s/ Ann Federer	/s/ Gordon Zacks, Voting Trustee

Ann Federer		Gordon Zacks, Voting Trustee
Vice President & Trust Officer

/s/ Gordon Zacks

Gordon Zacks, Individually